Charles L. Strauss Partner
Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095 cstrauss@fulbright.com • Direct: 713 651 5535 • Main: 713 651 5151 • Facsimile: 713 651 5246

February 9, 2011

Via EDGAR

Ms. Caroline Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), filed March 3, 2010

Definitive Proxy Statement on Form 14A, filed April 30, 2010 (the “Proxy Statement”)

File No. 001-33610

Dear Ms. Kim:

On behalf of Rex Energy Corporation (the “Company”), we are writing to respond to your letter dated January 27, 2011 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Properties, page 32

1.	We note your response number 3. Explain to us in more detail how you utilize seismic and microseismic operations and reservoir simulation modeling to estimate your reserves.

Response: For proved reserves as of December 31, 2009, proved locations were identified, assessed and justified using the evaluation methods of performance analysis, volumetric analysis and analogy. In addition, reliable technologies were used to support a select number of undeveloped locations in the Marcellus Shale Region. Within the Marcellus Shale Region, the Company used both public and proprietary geologic data to establish continuity of the formation and its producing properties. This data included performance data, seismic data, micro-seismic analysis, open hole log information and petrophysical analysis of the log data, mud logs, log cross-sections, gas sample analysis, drill cutting samples, measurements of total organic content, thermal maturity and statistical analysis. In the Company’s development area, these data demonstrated consistent and continuous reservoir characteristics.

AUSTIN • BEIJING • DALLAS • DENVER • DUBAI • HONG KONG • HOUSTON • LONDON • LOS ANGELES MINNEAPOLIS • MUNICH • NEW YORK • RIYADH • SAN ANTONIO • ST. LOUIS • WASHINGTON DC

www.fulbright.com

Caroline Kim

Securities and Exchange Commission

February 9, 2011

In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to specify the reliable technologies used to estimate the Company’s proved reserves in accordance with Item 1202(a)(6) of Regulation S-K.

Definitive Proxy Statement filed April 30, 2010

Compensation Discussion and Analysis, page 17

2009 Compensation Program, page 21

Long Term Incentive Compensation, page 24

2.	We note your response to prior comment 9. However, you did not provide an example disclosure as requested by prior comment 7. Please advise or provide us with the requested disclosure.

Response: In response to the Staff’s comment, below is an example disclosure to explain the basis for the Compensation Committee’s decision to grant restricted stock to the named executive officers in 2009 when the Compensation Committee granted stock appreciation rights in 2008 (this disclosure example would replace, in full, the second paragraph under the heading “Long-Term Incentive Compensation” on page 24 of the Definitive Proxy Statement filed April 30, 2010):

“On February 12, 2009, based in part on the recommendations of Mr. Benjamin Hulburt, our President and Chief Executive Officer, the Compensation Committee granted restricted common stock to our named executive officers under our 2007 Long-Term Incentive Plan. Mr. Benjamin Hulburt’s restricted stock grant was based solely upon a determination of the Compensation Committee. The restrictions on transfer of the restricted common stock lapse on February 12, 2012, the third anniversary of the grant date, provided that the named executive officer remains employed by us on that date. The restrictions on transfer lapse immediately upon a change in control of the Company, as such term is defined in our 2007 Long-Term Incentive Plan. The Compensation Committee considered a variety of factors in determining that it was appropriate to grant restricted stock to the Company’s named executive officers in 2009. The Compensation Committee evaluated all elements of the Company’s compensation policies and practices, as well as the economic environment in which the Company was operating in February 2009 at the time of grant of the awards. In February 2009, the uncertain economic environment in which the Company was operating was very different than that facing the Company in February 2008. At the time the Compensation Committee granted stock appreciation rights (“SARs”) to the Company’s named executive officers in February 2008, among the factors that the Compensation Committee considered were that the SARs would be paid in cash and, therefore, would be less dilutive to the Company’s stockholders and that several of the Company’s executives held significant amounts of common stock at that time. In February 2009, the Compensation Committee determined that the benefits of granting awards that would be settled in stock, rather than cash, was more beneficial to the Company given the uncertain economic environment. In addition, one of the objectives of the Company’s executive

Caroline Kim

Securities and Exchange Commission

February 9, 2011

compensation program is to align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases. Finally, the Compensation Committee also considered the expense to be recognized by the Company as a result of the grant. For a variety of factors, the Compensation Committee determined in February 2009 that the grant of restricted stock awards instead of stock appreciation rights would more effectively align the interests of our executive officers with the interests of our stockholders.”

In future filings, the Company will describe its basis for determining each element of compensation in accordance with Item 402(b)(1)(iv) of Regulation S-K.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	H. Roger Schwall, Securities and Exchange Commission

Paul Monsour, Securities and Exchange Commission

Lily Dang, Securities and Exchange Commission

Daniel J. Churay, Rex Energy Corporation

Thomas C. Stabley, Rex Energy Corporation